Mail Stop 4561

December 10, 2008

Yuan Qing Li
President and Chairman
HXT Holdings, Inc.
100 Wall Street, 15th Floor
New York, NY 10005

       Re: **HXT Holdings, Inc.**
              Amendment No. 3 to Registration Statement on Form S-1
              Filed on December 3, 2008
              File No. 333-146796

Dear Mr. Li:

This is to advise you that a preliminary review of the above registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, your filing does not meet the financial statement requirements of Articles 8-02 or 8-08 of Regulation S-X. For this reason, we will not perform a detailed examination of the registration statement because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

Yuan Qing Li
HXT Holdings, Inc.
December 10, 2008
Page 2

       We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing. If you have questions or comments, please contact Michael F. Johnson at (202) 551-3477. If you require further assistance, you may contact me at (202) 551-3397.

Sincerely,

Jay Ingram
Attorney-Advisor

cc: Via facsimile: (212) 688-7273
        Darren Ofsink, Esq.
        Guzov Ofsink, LLC